

December 27, 2013

Thomas L. Millner
Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NE 69160

> **Re:** **Cabela's Incorporated**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed February 20, 2013**
> **Form 8-K filed February 14, 2013**
> **File No. 001-32227**

Dear Mr. Millner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 1. Business, page 4

Financial Services Business, page 6

1. You make a number of disclosures throughout the document regarding changes in and the number of "active credit card accounts" and related measures involving this number, such as the average balance per active credit card account on pages 6 and 39. In detail, please tell us the definition of an active credit card account, why you believe your definition best represents the term, and what consideration you gave to disclosing this definition in your filing. Additionally, please tell us what consideration you gave to including the amount of inactive credit card accounts as of each period, or the amount that became inactive between the periods presented.

Item 8. Financial Statements and Supplementary Data, page 66

15. Impairment and Restructuring Charges, page 89

Land Held for Sale, page 89

2. It appears your disclosure includes two separate properties that were held for sale as of December 31, 2012. For each property, please tell us the carrying value before impairment, the estimated fair value as well as the impairment recorded to arrive at the balance as of December 31, 2012.

3. We note you have disclosed the manner and expecting timing of disposal of the second property in the "Land Held for Sale" paragraph. For that property, please tell us the facts and circumstances leading to the expected disposal. For the other property, please tell us the facts and circumstances leading to the expected disposal and the expected manner and timing of that disposal as required by ASC 205-20-50-1. Please tell us whether you believe your current disclosure satisfies these requirements.

4. With respect to the property for which a plan of sale had not yet been obtained as of December 31, 2012, please tell us when and how you determined the property should be classified as held for sale at that time as opposed to another time. Additionally, please tell us what the carrying value of the property was at that point in time, how you assessed the recoverability of the property and whether any impairment was recorded. A history of the appraisals or other fair value assessments performed since the initial classification of the property as held for sale would assist our understanding.

5. You disclose on page 97 that all impairment and restructuring charges were recorded to the Corporate Overhead and Other segment. Please confirm or update our understanding that the land held for sale also falls into this segment, tell us if the land has always been held by this segment and if it changed, why, and what the land has been used for since being acquired by you.

Schedule II Valuation and Qualifying Accounts, page 108

6. We note your presentation of columns entitled "charged to costs and expenses," "charged to other accounts," and "net charge-offs."

    - Please describe to us what each of these columns represents.

    - For the column entitled "charged to other accounts," it appears from your more detailed rollforward of the allowance for loan losses on page 51 that this represents net charge-offs. Please tell us if this understanding is correct. If so, please tell us what is included in the "net charge-offs" column.

- To the extent amounts within a given column included in the schedule should not be added to or deducted from the beginning balance to arrive at the ending balance, please tell us why you have included that column and whether you believe your current presentation provides a reader with sufficient information to understand the activity occurring during the periods presented.

- Additionally, to the extent you included a net amount within these columns, please tell us the nature of and gross amounts that were netted and your qualitative and quantitative considerations in electing net presentation. Refer to Rule 12-09 of Regulation S-X.

7. Please tell us your qualitative and quantitative considerations in determining what items you concluded represent valuation and qualifying accounts that should be included in Schedule II pursuant to Rule 5-04 of Regulation S-X. Please tell us specifically why you have not included your reserve for estimated product returns as disclosed on page 73.

Form 8-K filed February 14, 2013

8. We note that your reconciliation of non-GAAP financial measures presents a full non-GAAP income statement. Please tell us what consideration you gave to question 102.10 of our CD&I on Non-GAAP financial measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief